UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Trading Symbol

On May 14, 2025, Primega Group Holdings Limited (the “Company”) announced a change of trading symbol for its ordinary shares to “ZDAI” (from “PGHL”), which the Company anticipates will become effective on the Nasdaq Stock Market at the open of trading on Friday May 16, 2025.

On May 14, 2025, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, announcing the ticker symbol change.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Man Siu Ming
Name:	Man Siu Ming
Title:	Chief Executive Officer and Director

Date: May 14, 2025